Frankie's Story LLC

Financial Statements
With Independent Accountants' Review Report Thereon

Year Ended December 31, 2021

TABLE OF CONTENTS



BERGER, ELLIOTT & PRITCHARD
CPAs, L.L.C.

Robert H. Berger, CPA
John S. Elliott, CPA, CVA
Joseph J. Pritchard, CPA
Thomas W. Hosier, CPA, PFS, CAP®
Dennis L. O'Toole, CPA

Independent Accountant's Review Report

Members' of Frankie's Story LLC

We have reviewed the accompanying financial statements of Frankie's Story LLC (a limited liability company), which comprise the balance sheet as of December, 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the member's financial data and making inquiries of the members. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The Members' Responsibility for the Financial Statements

The members are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Frankie's Story LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

PO Box 20 | 131 S. Walnut Street | Spalding, NE 68665 | P 402-378-0859 | F 308-497-2144
bepcpa.com

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Berger, Elliott & Pritchard CPAs, L.L.C.

September 2, 2022
Omaha, Nebraska

Frankie's Story LLC

Balance Sheet
December 31, 2021

<u>ASSETS</u>

		<u>2021</u>
CURRENT ASSETS:		
Cash and cash equivalents	$	102,454
TOTAL CURRENT ASSETS		102,454
INTANGIBLE ASSETS:		
Capitalized film production costs		32,750
TOTAL NONCURRENT ASSETS		32,750
TOTAL ASSETS	$	135,204

<u>LIABILITIES AND MEMBERS' EQUITY</u>

MEMBERS' EQUITY:

Class A Member Units,		
11,750,000 units authorized and issued	$	-
Distributions to Member		(30,000)
Class B Member Units,		
750,000 units authorized and issued		250,000
Class C Member Units,		
7,250,000 units authorized and none issued		-
Class D Member Units,		
5,250,000 units authorized and none issued		-
Retained deficit		(84,796)
TOTAL MEMBERS' EQUITY		135,204
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	135,204

See accountants' review report and accompanying notes to financial statements.

Frankie's Story LLC

Statement of Income (Loss)
For the Year Ended December 31, 2021

	2021
REVENUE	$ -
COST OF GOODS SOLD	
GROSS PROFIT	-
OPERATING EXPENSES	
Advertising	(4,500)
Bank Fees	(151)
Client Meals	(3,257)
Legal Fees	(9,078)
Supplies	(213)
Travel	(1,700)
TOTAL OPERATING EXPENSES	(18,899)
OTHER INCOME	
Miscellaneous income	474
TOTAL OTHER INCOME	474
NET (LOSS)	$ (18,425)

Frankie's Story LLC

Statements of Changes in Members' Equity
December 31, 2021

	Class A Stock	Class B Stock	Distributions to Member	Retained Deficit	Members' Equity
Balance December 31, 2020	$ -	$ 250,000	$ -	$ (66,371)	$ 183,629
Distribution to Triple Horse Studios LLC	-	-	(30,000)	-	(30,000)
Net Loss	-	-	-	(18,425)	(18,425)
Balance December 31, 2021	$ -	$ 250,000	$ (30,000)	$ (84,796)	$ 135,204

Frankie's Story LLC

Statement of Cash Flows
For The Year Ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (18,425)
NET CASH (USED) BY OPERATING ACTIVITIES	(18,425)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in capitalized film production costs	(32,750)
NET CASH (USED) BY INVESTING ACTIVITIES	(32,750)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on short-term debt	(50,000)
Member distributions	(30,000)
NET CASH (USED) IN FINANCING ACTIVITIES	(80,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(131,175)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	233,629
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 102,454

See accountants' review report and accompanying notes to financial statements.

Frankie's Story LLC

Notes to Financial Statements
For the Year Ended December 31, 2021
See Accountants' Review Report

Note 1. <u>Nature of Business and Significant Accounting Policies</u>

<u>Nature of Business</u>

The Company is Multi Member Limited Liability Company engaging in film production.

A summary of the Company's significant accounting policies follows:

<u>Basis of Accounting</u>

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

<u>Use of Estimates</u>

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the fair value valuation of the finished and produced film. It is reasonably possible that factors could have an effect on the Company's estimates and could cause actual results to differ from those estimate and assumptions.

<u>Advertising</u>

The company expenses advertising costs as they are incurred. Advertising expenses for the year December 31, 2021 was $4,500.

Note 2. <u>Capitalized Film Production Costs</u>

The Company has begun producing their film in 2021. In this developmental process, the Company has incurred significant professional fees, including legal and accounting, screen writing, and preliminary film production costs. As of December 31, 2021 these developmental expenses and costs amounted to $32,750 and are reported in these financial statements as capitalized film production costs.

Note 2. <u>Capitalized Film Production Costs (continued)</u>

The Company will begin amortization of capitalized film costs when a film is released and it begins to recognize revenue from the film.

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicated that fair value of a film may be less than its unamortized costs.

For 2021, there is no amortization of the capitalized film production costs, and no impairment has occurred.

Note 3. <u>Income Taxes</u>

The Company is generally not subject to federal income tax and the members are liable for the pass-through federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Note 4. <u>Members' Units</u>

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2021, 11,750,000 of Class A units have been issued, 750,000 of Class B units have been issued, and no units have been issued for Class C and Class D.

Note 5. <u>Subsequent Events</u>

Subsequent to year end, the Company is in works to offer an investing opportunity to private and Crowdfund investors in order to fund the production of the movie.

The Company has evaluated subsequent events through September 2, 2022 the date on which the financial statements were available to be issued and determined there are no other events to disclose.